Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) of financial position and results of operations of International Royalty Corporation (the “Company” or “IRC”) has been prepared based on information available to the Company as of August 13, 2007 and should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes thereto as of and for the six months ended June 30, 2007, and in conjunction with the Company’s audited annual financial statements and the MD&A for the year ended December 31, 2006.  All amounts are in U.S. dollars unless specifically stated otherwise.

Additional information relating to the Company, including the Company’s annual information form is available on SEDAR at www.sedar.com, or at the Company’s website at www.internationalroyalty.com

CAUTIONARY STATEMENT ON FORWARD LOOKING INFORMATION

Some of the statements contained in this document are forward-looking statements, such as statements that describe IRC's future plans, intentions, objectives or goals, and specifically include but are not limited to IRC’s expectations as to the production start dates for the Meekathara, Belahouro, Gwalia Deeps and Pascua projects on which IRC has royalties.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “does not anticipate”, or “believes” or variations of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved.

Since forward-looking statements are not statements of historical fact and address future events, conditions and expectations, forward-looking statements by their nature inherently involve unknown risks, uncertainties, assumptions and other factors well beyond the Company’s ability to control or predict. Actual results and developments may differ materially from those contemplated by such forward-looking statements depending on, among others, such key factors as the ability of the mine operators to finance and successfully place their projects into production.

IRC’s forward-looking statements in this document regarding the anticipated timing of the start of production on several of the projects on which it has royalties is based on certain assumptions.  Such assumptions include, but are not limited to, the validity of statements made by the project operators in the public domain, and their ability to finance, construct and successfully operate these properties.

The forward-looking statements included in this document represent IRC’s views as of the date of this document. While IRC anticipates that subsequent events and developments may cause IRC’s views to change, IRC specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing IRC’s views as of any date subsequent to the date of this document. Although IRC has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  Accordingly, readers should not place undue reliance on any forward-looking statements.

SUMMARY OF FINANCIAL INFORMATION:

($ thousands, except per share data, unaudited)	Three Months Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Statement of Operations
Royalty revenues	$13,207	$2,049	$23,385	$2,462
Earnings (loss) from operations	6,151	(512)	9,843	(2,035)
Earnings (loss) before income taxes	3,585	(1,194)	6,860	(3,177)
Net earnings	2,380	8,654	4,545	7,217
Basic earnings per share	$0.04	$0.15	$0.07	$0.13
Diluted earnings per share	$0.03	$0.15	$0.07	$0.12
Statement of Cash Flows
Cash provided from (used in) operating activities	$6,642	$(105)	$11,608	$(1,674)

			June 30, 2007	December 31, 2006
Balance Sheet
Total assets			$319,206	$262,731
Shareholders’ Equity			222,195	174,483

FINANCIAL PERFORMANCE

Financial Highlights

Earnings from operations, earnings before income taxes, and cash flow from operations all increased dramatically in the second quarter and for the first six months of 2007 when compared to the comparable periods in 2006.  This was due primarily to significant increases in gross revenues from the Voisey’s Bay Royalty, a result of the Voisey’s Bay mine, operated by CVRD Inco Limited (“CVRD Inco”), nearing its expected capacity and also as a result of the significant increase in the average price received of nickel during the respective periods.

Earnings from operations were $6,151,000 in the second quarter of 2007 compared to a loss of $512,000 in 2006.  The significant increase was a result of an increase in revenues from the Voisey’s Bay royalty from $1,842,000 in the quarter ended June 30, 2006 to $12,727,000 in the same period in 2007, offset by increases in amortization, royalty taxes, and also an increase in general and administrative expenses during the period.  The higher operating income during the current quarter was also negatively impacted by an impairment charge of $567,000 compared to $nil in 2006.  Earnings before income taxes rose to $3,585,000 during the quarter from a loss of $1,194,000 in 2006.  The increase was a result of the factors noted above, but negatively impacted by a foreign currency loss of $1,852,000 during the second quarter of 2007 compared to a loss of $201,000 in 2006.

Net earnings for the quarter were $2,380,000, or $0.04 per share compared to $8,654,000 or $0.15 per share in the second quarter of 2006.  The earnings in 2006 were the result of a future income tax recovery of $9,848,000, primarily a result of reductions in income tax rates enacted during the quarter.  In the second quarter of 2007, future income tax expense was $1,205,000, net of a recovery of $914,000 related to legislation substantively enacted by the Canadian Federal government which lowered the Federal income tax rate from 19.0% to 18.5% effective on January 1, 2011.

For the six months ended June 30, 2007, earnings from operations were $9,843,000 compared to a loss of $2,035,000 in 2006.  Royalty revenues increased from $2,462,000 in 2006 to $23,385,000 in the same period in 2007, offset by increases in amortization, royalty taxes, and also an increase in general and administrative expenses during the period.  The higher operating income during the current period was also negatively impacted by an impairment charge of $567,000 compared to $nil in 2006.  Earnings before income taxes rose to $6,860,000 during 2007 from a loss of $3,177,000 in 2006.  The increase was a result of the factors noted above, but negatively impacted by a foreign currency loss of $1,713,000 during 2007 compared to a loss of $207,000 in 2006.

Net earnings for the six months ended June 30, 2007 were $4,545,000, or $0.07 per share compared to $7,217,000 or $0.13 per share in 2006.  The earnings in 2006 were the result of a future income tax recovery of $10,394,000, primarily a result of reductions in income tax rates enacted during the period.  During the six months ended June 30, 2007, future income tax expense was $2,315,000, net of a recovery of $914,000 resulting from legislation substantively enacted by the Canadian Federal government which lowered the Federal income tax rate from 19.0% to 18.5% effective on January 1, 2011.

On February 12, 2007, the Company completed a Unit Offering (discussed below) of 8,334,000 units at CA$5.40, and generating net proceeds to the Company of CA$42.1 million ($35.7 million).

During January, February and May of 2007, the Company closed on the acquisition of a sliding-scale royalty on the Pascua gold project in Chile (the “Pascua Royalty”), at a total cost of $53.4 million, including transaction costs.

In March 2007, the Company completed the acquisition of a royalty on the Legacy Sand Project in Nancy County, Nebraska for $12.0 million.

In May 2007, the Company announced that it had entered into a letter of intent with a private entity to acquire two platinum-palladium royalties in South Africa on Lonmin Plc’s Limpopo project, subject to satisfactory due diligence and regulatory approvals.  The acquisition cost is US$13.0 million in cash.  Closing on this acquisition has been delayed pending clarification of certain title and contract issues with respect to the underlying royalty agreements.  The Company has asked the seller for a 12 month extension from July 31, 2007 to complete the transaction.

All of the aforementioned transactions were, or will be, funded from existing cash reserves, proceeds from the Unit Offering and / or from draws from the Company’s revolving credit facility.

In October 2005, the Company agreed to loan $200,000 to New Horizon Uranium Corporation (“NHU”), and since that time has provided financial and management services to NHU to assist NHU in the financing of its operations.  In consideration for these services, NHU agreed to give the Company 2,150,000 shares of NHU in the event of a successful public listing of its shares, and to pay the Company a royalty of $0.75/lb on all future production of Uranium by NHU.  On April 12, 2007, NHU completed a reverse take-over of Crossroads Exploration Inc., which is traded on the TSX Venture Exchange (now New Horizon Uranium Corporation).  Upon completion of the reverse take-over, NHU issued the 2,150,000 shares and re-paid the loan to the Company.  The transaction has been recorded as other operating revenue on the Company’s books in the second quarter of 2007 in the amount of $849,000, the initial value of the shares as of April 12, 2007.

Royalty revenue and operations

Production and revenue (unaudited)			Payable Metal Production (1)
			Quarter Ended June 30,		Six Months Ended June 30,
Mine	Commodity	Royalty	2007	2006	2007	2006

Williams	Gold	0.25% NSR	53	75	117	121

Southern Cross	Gold	1.5% NSR	37	7	75	7

Voisey’s Bay
	Nickel	2.7% NSR	29,698	10,153	56,703	11,875
	Copper	2.7% NSR	5,059	3,607	17,677	6,777
	Cobalt	2.7% NSR	1,222	446	2,316	524

			Revenue (thousands)
			Quarter Ended June 30,		Six Months Ended June 30,
Mine			2007	2006	2007	2006

Williams			$ 89	$ 117	$ 191	$ 184

Southern Cross			365	66	735	66

Voisey’s Bay			12,727	1,842	22,432	2,185

(1)

Gold is in thousands of ounces; nickel, copper and cobalt are in thousands of contained pounds in concentrate.  Silver ounces are converted to gold ounce equivalents by dividing silver revenue by the average price of gold during the period.

Average metal prices realized (in US$) (unaudited)
	Quarter Ended June 30,		Six Months Ended June 30,
	2007	2006	2007	2006
Gold, per ounce	$ 660	$ 612	$ 654	$ 603
Nickel, per pound (1)	21.10	8.34	18.96	8.12
Copper, per pound (1)	3.31	2.47	2.68	2.35
Cobalt, per pound (1)	27.54	14.11	26.99	13.86

(1)

Before transportation, smelting and refining costs.

The Company’s royalty revenues increased significantly in the second quarter of 2007 to $13,207,000 from $2,049,000 in 2006.  Revenues from the Voisey’s Bay operation increased over 700% from $1,842,000 in 2006 to $12,727,000 in 2007.  The increase was a result of the combination of a large increase in payable production levels at the mine and very strong metal prices in 2007 relative to the 2006 prices received.  Payable production increased to 29.7 million pounds of nickel in concentrate during the three months ended June 30, 2007 from 10.2 million pounds in the second quarter of 2006, and similar increases in copper and cobalt during the period.  Nickel prices increased from an average of $8.34 per pound in the second quarter of 2006 to $21.10 per pound during 2007.  In addition to the Voisey’s Bay revenue, the Company also recognized a full quarter of royalty revenue on the Southern Cross mine of $365,000 in 2007 compared to $66,000 in 2006 (from the date of acquisition on June 12, 2006).

During the six months ended June 30, 2007, royalty revenues were $23,385,000 compared to $2,462,000 in 2006.  Voisey’s Bay revenues were $22,432,000, a 10 fold increase from the $2,185,000 reported in 2006.  Payable production levels at the mine increased significantly and metal prices, especially nickel were at or near all time highs during the first half of 2007.  Payable production increased to 56.7 million pounds of nickel in concentrate in the six months ended June 30, 2007 from 11.9 million pounds in the same period of 2006, with similar increases in copper and cobalt during the period.  Nickel prices averaged $18.96 per pound in 2007, compared to $8.12 per pound during 2006.  In addition to the Voisey’s Bay revenue, the Company also recognized a full period of royalty revenue of $735,000 on the Southern Cross mine in 2007 compared to $66,000 in 2006 (from the date of acquisition on June 12, 2006).

While concentrate sold during 2007 was up significantly at Voisey’s Bay from the same periods in 2006, it was negatively impacted by the strike at the Voisey’s Bay operation from late July 2006 to early October 2006.  Due to the nature of the sales agreements on the Voisey’s Bay concentrates, in which settlement does not occur until 90 to 180 days subsequent to shipment from the mine, the royalty revenue earned during 2007 represents payments on concentrate shipped from Voisey’s Bay during the summer and fall of 2006, and early 2007, which was less than normally would be expected as a result of the strike.  Also, only limited copper concentrate shipments are reflected in the royalty revenue for the respective periods, as no copper concentrates are shipped from the mine between early December and late May of each year.

Amortization is computed based upon the units of production method over the life of the mineral reserves of the underlying property.  Amortization on mineral properties was $2,315,000 in the second quarter of 2007 and $4,439,000 for the six month period ended June 30, 2007, up from $903,000 and $1,143,000, respectively, in 2006.   The increases are attributable to the increased production at the Voisey’s Bay mine and the acquisition of the Southern Cross royalty as discussed above.

All proceeds from the Voisey’s Bay royalty are subject to the Newfoundland and Labrador Mining and Mineral Rights Tax of 20%.  The tax was $2.6 million in the second quarter and $4.5 million for the six months ended June 30, 2007, compared to $0.4 million and $0.4 million in the respective periods of 2006.

Costs and expenses

General and administrative expenses were $2,055,000 for the second quarter of 2007, compared to $1,222,000 in 2006.  Initial setup and stand-by fees on the Company’s revolving credit facility with the Bank of Nova Scotia (see “Cash Resources and Liquidity” below) were $463,000 in 2007 compared to $nil in 2006.  Stock compensation costs increased from $221,000 in 2006 to $340,000 in 2007.  The increase is also a result of additional personnel as well as additional grants to existing personnel in November 2006.  Legal and other professional fees also increased during the quarter, from $190,000 in 2006 to $330,000 in 2007.  The increased fees in 2007 were related to the revolving credit facility and to tax advice.  Other areas contributing to the increase in 2007 were increases in shareholder and investor relations costs as a result of the listing of the Company’s shares on the American Stock Exchange in October of 2006.

For the six months ended June 30, 2007, general and administrative expenses were $3,988,000, compared to $2,354,000 in 2006.  Initial setup fees and stand-by fees on the Company’s revolving credit facility with the Bank of Nova Scotia (see “Cash Resources and Liquidity” below) were $804,000 in 2007 compared to $nil in 2006.  Salary and other payroll costs increased by $108,000 in 2007 to $662,000, related to additional personnel hired in the later half of 2006, salary increases, and also accrual for estimated bonuses in 2007 compared to no accrual in 2006.  Stock compensation costs increased from $442,000 in 2006 to $680,000 in 2007.  The increase is also a result of additional personnel as well as additional grants to existing personnel in November 2006.   Legal and other professional fees also increased during the period, from $417,000 in 2006 to $629,000 in 2007.  The increased fees in 2007 were related to the revolving credit facility and to tax advice.  Shareholder and investor relations costs also increased during the period due to the listing of the Company’s shares on the American Stock Exchange in October of 2006.

In the second quarter of 2007 business development expenses were $422,000, up from $68,000 in 2006.  For the six months ended June 30, 2007, business developments expenses were $626,000 compared to $247,000 for the same period in 2006.  The increase in both of these periods is related to the addition of two new employees devoted entirely to business development and a more focused effort identifying and evaluating acquisition opportunities.

Interest expense was $740,000 in the second quarter of 2007 compared to $585,000 in 2006, due to an increase in accretion of the debenture discount and financing charges related to the Company’s senior secured debentures

(“Debentures”), and also due to interest expense on the revolving credit facility in the second quarter of 2007 of $128,000.

For the six months ended June 30, 2007, interest expense was $1,375,000 compared to $1,153,000 in 2006, a result of the increase in accretion costs noted above and also due to interest expense on the revolving credit facility in the first half of 2007 of $174,000.

Impairment of royalty interests in mineral properties was $567,000 in the quarter ended June 30, 2007, compared to $nil in 2006.   For the six month period, impairments were $851,000 in 2007 compared to $316,000 in 2006.  All impairments in 2007 related to certain diamond exploration properties located in Nunavut, Canada, which are no longer of interest to the property operators.

The Company had a foreign currency loss of $1,852,000 in the second quarter of 2007 due to the sharp decrease in the value of the U.S. dollar relative to the Canadian dollar during the quarter.  The loss related primarily to the Company’s Senior Secured Debentures which are denominated in Canadian dollars.   For the six month period, the foreign currency loss was $1,713,000 compared to $207,000 in 2006.

FINANCIAL POSITION, LIQUIDITY AND CAPITAL RESOURCES

Operating Cash Flow

Cash flow from operating activities was $6,642,000 for the quarter and $11,608,000 for the six months ended June 30, 2007 an increase of $6,748,000 and $13,283,000, respectively, from the same periods in 2006.  The increase in cash flow in 2007 is attributable to the increase in royalty revenue during the quarter and six month period as previously discussed, offset by increases in royalty taxes and administrative expenses.

The Company receives its royalty payment on the Voisey’s Bay mine from CVRD Inco net of the 20% mineral rights tax of Newfoundland and Labrador (“Mineral Rights Tax”).  In accordance with the guidance in CICA EIC 123 "Reporting Revenues Gross as Principal Versus Net as an Agent", the revenues received are reported gross, before the Mineral Rights Tax.

Investing Activities

During the six months ended June 30, 2007, the Company completed the acquisition of two royalties, a sliding-scale royalty on the Pascua gold project in Chile (the “Pascua Royalty”), for total consideration of $53.4 million in cash, including transaction costs.  In March 2007, the Company completed the acquisition of a royalty on the Legacy Sand Project in Nancy County, Nebraska for $12.0 million.  These acquisitions were funded from existing cash reserves, the proceeds from the Unit Offering discussed below and from access to its Revolving Credit Facility (see “Cash Resources and Liquidity” below).

Financing Activities

On February 12, 2007 (the “Closing Date”), the Company completed an offering of 8,334,000 units (“Units”) of the Company at a price of CA$5.40 per Unit. Each Unit is comprised of one Common Share and one-half of one common share purchase warrant of the Company (each whole warrant, a “Warrant”), with each Warrant entitling the holder thereof to acquire a further Common Share (each, a “Warrant Share”) at a price of CA$6.50 per Warrant Share for a period of nine months after the Closing Date and at CA$7.00 per Warrant Share from the date that is nine months after the Closing Date until the date that is 18 months after the Closing Date. The expiry date of the Warrants is subject to acceleration if the Company’s common shares (“Common Shares”) have a closing price at or above CA$8.00 or CA$8.50 during the first or second nine-month period, respectively, for 20 consecutive trading days. Net proceeds to the Company after agents’ commission and estimated expenses of the offering was CA$42,128,000, or $35,659,000.

During the quarter and six months ended June 30, 2007, the Company drew $5,700,000 on its Revolving Credit Facility for the acquisition of the royalties discussed above.

The Company received $2,231,000 from the exercise of all of its outstanding compensation, financing and Williams Mine warrants which otherwise would have expired after February 23, 2007.  Also, during the second quarter the Company received $4,037,000 from the exercise of Warrants referred to above and $162,000 from the exercise of stock options.

In March 2007, the Company paid its first dividend of $1,006,000, or $0.015 per share.

Cash Resources and Liquidity

The Company had a cash position of $1.9 million at June 30, 2007 and working capital of $11.3 million, compared to $11.6 million and $17.9 million, respectively, at December 31, 2006.  The decrease in cash and working capital during the period was due to the acquisition of the Pascua and Legacy Sand royalties discussed above, offset by cash flows from operations, the Unit Offering and the warrant exercises discussed above.

The Company entered into a credit agreement dated January 8, 2007 with The Bank of Nova Scotia establishing a revolving credit facility (the “Revolving Facility”) in favour of the Company in the amount of up to $20.0 million and increased it to $40.0 million effective May 18, 2007.  The Revolving Facility shall be used to provide funds for general corporate purposes, including acquisitions of royalties on mining properties.

The Revolving Facility is subject to customary terms and conditions for borrowers of this nature, including limits on incurring additional indebtedness, granting liens or selling assets without the consent of the lenders. The Company is also required to maintain certain financial ratios as well as a minimum tangible net worth.  Pursuant to the Revolving Facility, the Company granted a second charge over substantially all of its current and future assets. Archean and IRC Nevada Inc. guaranteed the indebtedness of the Company under the Revolving Facility.  IRC Nevada Inc. provided a first charge over all of its assets pursuant to a general security agreement and Archean provided a second charge over all of its assets (except for its equity interest in Voisey’s Bay Holding Corporation which was not pledged) pursuant to a general security agreement.  At June 30, 2007, the Company was in compliance with all loan requirements

The Company’s near-term cash requirements are limited to general and administrative, business development and interest expenses.  The Company believes that its current cash position, together with cash from operations will be sufficient to cover these expenses into the foreseeable future.  As a royalty company, there are no requirements for exploration, feasibility, development or capital expenditures on royalty interests in mineral properties.  Royalty acquisitions are discretionary in nature and will be consummated through the use of cash and cash equivalents, as available, debt, or through the issuance of Common Shares.

The Company’s contractual obligations for future principal payments are summarized below.  Annual interest payments are CA$1,650,000, payable semi-annually.

($ in thousands ) Year	Debenture Principal Obligations (1)

2007	$ -
2008	-
2009	-
2010	-
2011	28,329
Total	$ 28,329

(1)

The obligation is denominated in CA$.  All amounts were converted to US$ equivalents using an exchange rate of US$1.00 to CA$1.0590.

SUMMARY OF QUARTERLY RESULTS

(unaudited, in thousands of US$, except per share data)
	2007		2006				2005
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Royalty revenues	$13,207	$10,178	$9,527	8,357	2,049	413	113	107
Earnings (loss) from operations	6,151	3,692	3,653	2,659	(512)	(1,523)	(792)	(751)
Net earnings (loss)	2,380	2,165	2,955	1,506	8,654	(1,437)	(761)	(1,128)
Basic earnings (loss) per share	$0.04	$0.03	$0.05	$0.03	$0.15	$(0.03)	$(0.01)	$(0.02)
Diluted earnings (loss) per share	$0.03	$0.03	$0.05	$0.03	$0.15	$(0.03)	$(0.01)	$(0.02)

The increasing royalty revenues during 2006 and into 2007 are primarily a result of the ramp-up of production and the corresponding royalty revenues associated with the start up of the Voisey’s Bay mine, as well as royalty revenue from the Southern Cross royalty, acquired in June 2006.  Increasing metal prices during 2006 and 2007 have also been a contributing factor in the improved revenue figures during the second half of 2006 and 2007.

During the third and fourth quarters of 2006 and the first two quarters of 2007, the Company’s significant increase in revenue from the Voisey’s Bay royalty was the primary factor resulting in earnings from operations net earnings for those periods.

During the second quarter of 2006, the Province of Alberta lowered its provincial income tax rate from 11.5% to 10.0%, effective April 1, 2006.  In addition, the Canadian Federal government also enacted legislation in June 2006 that eliminates the Federal surtax of 1.12% effective January 1, 2008 and also incrementally lowers the Federal income tax rate from the current rate of 21% to 19% on January 1, 2010.  As a result of these changes, and the Company’s permanent establishment in Alberta, the Company has reflected its future tax liabilities at the new rates, resulting in the realization of a future income tax recovery of $9,570,000 and was the primary reason for the significant increase in net earnings during the second quarter of 2006.

The higher net loss in the third quarter of 2005 was primarily a result of a foreign currency loss of $409,000.

OUTLOOK

The Company’s payable production from the Voisey’s Bay royalty for the first half of 2007 was less than a normal half of production the Company expects from the mine.  This is due in part to the impact of the strike at the Voisey’s Bay mine, which occurred between late July and early October of 2006.  Due to the nature of the sales agreements on the Voisey’s Bay concentrates, in which settlement does not occur until 90 to 180 days subsequent to shipment from the mine, the impact from the strike was not reflected in the royalty payments until the first quarter of 2007.   In addition, the first half payments reflected only limited revenue from the sale of copper concentrates because copper concentrate shipments are limited by CVRD Inco’s agreements with the aboriginal people in Labrador.  Under these agreements, copper concentrates can only be shipped between May 21 and December 7 of each year.  Under normal conditions, the Company believes that first quarter production payable from Voisey’s Bay will be at or above the average for the year and second quarter payable production will be below average.

Looking forward to the second half of 2007, the Company expects above average payable production during this period. Due to the seasonal nature of the shipments from the mine (there are no nickel concentrate shipments between December 7 and January 21 of each year and again between April 7 and May 21), the Company expects higher than average shipments in the second half of each year.  Also, as noted above, there are no copper concentrate shipments at all during the period between December 7 and May 21, resulting in much higher shipments during the summer and fall months.  The result, assuming constant metal prices, will be to reduce expected royalty revenues in the second quarter of each year and to increase expected royalty revenues in the latter half of the year.

During 2007, the Company will benefit from a full year of royalty revenue from the Williams, Voisey’s Bay and the Southern Cross mines.  In addition, Mercator Gold Plc has announced it expects to begin gold production at its Meekatharra operations in Western Australia in August 2007 at an initial rate of 120,000 ounces per year.  The Company owns a 1.5% net smelter returns royalty on the Meekatharra operation through its acquisition of the Western Australia royalty in 2006.  Several of the Company’s other royalties are expected to begin production in 2008, including the Inata Project (Belahouro) in Burkina Faso, West Africa and the Gwalia Deeps underground project in Western Australia operated by St Barbara Limited.

In March 2007, the Company completed the acquisition of a royalty on the Legacy Sand Project (“Legacy”) in Nancy County, Nebraska.  Initial production of frac sand began in the spring of 2007.  However, the operation has experienced technical difficulties in achieving design capacity.  IRC is awaiting further information from the operator.  In the meantime all frac product which is being produced from the facility has been readily purchased by energy producers and service companies.

Also during 2007, the Company closed on the acquisition of a sliding-scale royalty (the royalty rate will range from 0.45% at a gold price of $300 per ounce to 3.0% at a gold price of $800 per ounce) on the Pascua gold project in Chile. The operator of the Pascua Project is Barrick Gold Corporation and is expected to begin production as soon as 2010 at an annual rate of 750,000 (approximately 80% of these ounces will apply to the royalty) ounces per year as stated on their website.

Because the Company acquired the shares of Archean instead of a direct interest in the Voisey’s Bay Royalty, the Company has no amortizable basis for Canadian income tax purposes, which may adversely impact the Company’s tax liability during the life of the project.

The Company’s Debentures are denominated in Canadian dollars.  In order to partially offset the foreign currency risk associated therewith, the Board of Directors has instructed management to maintain all cash balances in Canadian dollar accounts.  All excess cash is invested in short-term, interest bearing securities until they can be utilized for the acquisition of other royalty interests.  The interest income from those investments will be offset by interest expense on the Debentures.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the consolidated financial statements of the Company, and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates by a material amount.

Management’s estimate of mineral prices, operators’ estimates of proven and probable reserves related to the underlying royalty properties and operators’ estimates of operating, capital and reclamation costs upon which the Company relies, are subject to significant risks and uncertainties.  These estimates affect amortization of royalty interests in mineral properties and the assessment of recoverability of the royalty interests in mineral properties.  The estimated fair values of stock options and warrants require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate of the stock options and warrants.  Although management has made its best assessment of these factors based upon current conditions, it is possible that changes could occur, which could materially affect the amounts contained in the consolidated financial statements of the Company.

Royalty Revenue

Royalty revenue is recognized when management can estimate the payable production from mine operations, when the underlying price is determinable, when collection is reasonably assured and pursuant to the terms of the royalty agreements.  Differences between estimates of royalty revenue and the actual amounts are adjusted and recorded in the period in which the amounts of the differences are known.

Amortization of Royalty Interests in Mineral Properties

Acquisition costs of production stage royalty interests are amortized using the units of production method over the life of the mineral property, which is determined using available estimates of proven and probable reserves.  Acquisition costs of royalty interests on exploration and development stage mineral properties are not amortized.  At such time as the associated exploration or development stage mineral interests are placed into production, the cost basis is amortized using the units of production method over available estimates of proven and probable reserves.  Adjustments to payable production from mine operations, as discussed in the paragraph above, would result in a corresponding adjustment to the amortization of the acquisition costs.

Asset Impairment

The Company evaluates long-lived assets for impairment when events or circumstances indicate that the related carrying amounts may not be recoverable.  The recoverability of the carrying value of royalty interests in production and development stage mineral properties is evaluated based upon estimated future undiscounted net cash flows from each royalty interest using available estimates of proven and probable reserves.

The Company evaluates the recoverability of the carrying value of royalty interests in exploration stage mineral properties in the event of significant decreases in the price of the underlying mineral, and whenever new information regarding the mineral property is obtained from the operator that could affect the future recoverability of the royalty interest.

Impairments in the carrying value of each royalty interest are measured and recorded to the extent that the carrying value in each royalty interest exceeds its estimated fair value, which is calculated using future discounted cash flows.

Stock options and warrants

The Company determines the fair value of stock option awards to employees using the black-scholes model, and these amounts are recognized as an expense over the vesting period of the related option.  Compensation expense for options and warrants granted are determined based on estimated fair values of the options and the warrants at the time of grant.

Future income taxes

Income taxes are accounted for using the liability method. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. Future income tax liabilities or assets are calculated using the tax rates anticipated to apply in the periods that the temporary differences are expected to reverse.  Future income tax assets are evaluated and, if realization is not considered more likely than not, a valuation allowance is provided.

NEW ACCOUNTING PRONOUNCEMENTS AND SIGNIFICANT ACCOUNTING POLICIES

Comprehensive Income

CICA Handbook Section 1530 – Comprehensive Income introduces new standards for reporting and display of comprehensive income.  Comprehensive income is the change in equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.  It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.  Section 1530 was adopted by the Company effective January 1, 2007.

Financial Instruments

In January 2006, the AcSB issued CICA 3855, “Financial Instruments - Recognition and Measurement”, which establishes standards for recognizing and measuring financial assets, financial liabilities and non-financial derivatives (“Financial Instruments”).  CICA 3855 requires that all Financial Instruments be recorded at fair value upon initial recognition and that Financial Instruments classified as held for trading or as available-for-sale should be measured at fair value after initial recognition.  The new standard was adopted by the Company effective on January 1, 2007.

Investments

Investments classified as available for sale are reported at fair market value (or marked to market) based on quoted market prices with unrealized gains or losses excluded from earnings and reported as other comprehensive income or loss.

Transition Adjustment

The adoption of Section 3855 has an impact on the opening balance sheet of the Company.  Financing charges related to the Debentures of $1,257,000 (net of amortization) at December 31, 2006 ($1,135,000 at June 30, 2007) previously were reported as other assets on the balance sheet and were being amortized to interest expense using the effective yield method.  Under Section 3855, these charges are reported as a reduction of the carrying value of the Debentures, which are being accreted to their maturity value through charges to interest expense over the term of the Debentures based on the effective yield method.  The adjustment is reported as a reduction of the opening balances in other assets and Debentures as of January 1, 2007.  This change will have no impact on past or future earnings of the Company.

OUTSTANDING SHARE DATA

As of August 13, 2007, there were 68,074,356 Common Shares outstanding.  In addition there were 5,012,000 director and employee stock options with exercise prices ranging between CA$3.67 and CA$4.80 per share.  There were also 3,417,870 warrants outstanding allowing the holders to purchase Common Shares at a price of CA$6.50 before November 12, 2007 and at a price of CA$7.00 from November 12, 2007 to August 12, 2008.  These warrants expire on August 12, 2008 and are subject to acceleration if the Common Shares have a closing price for 20 consecutive trading days at or above CA$8.00 before November 12, 2007 or CA$8.50 after November 12, 2007.

FACTORS AFFECTING OPERATING RESULTS

The following discussion pertains to the outlook and conditions currently known to management which could have a material impact on the financial condition and results of the operations of the Company.  This discussion, by its nature, is not all-inclusive.  It is not a guarantee that other factors will or will not affect the Company in the future.  This discussion should be read in conjunction with the Company’s annual information form dated March 28, 2007.

Fluctuation in Mineral Prices

Mineral prices have fluctuated widely in recent years.  The marketability and price of metals, minerals and gems on properties for which the Company holds royalty interests will be influenced by numerous factors beyond the control of the Company.

Company Valuation Heavily Dependent on Voisey’s Bay Royalty

The Company’s valuation is presently heavily weighted with the value of the Voisey’s Bay Royalty.  The Voisey’s Bay Royalty is very material to the Company’s ability to generate revenue.  Therefore, the risk associated with the Company’s valuation is heightened in the event that the Voisey’s Bay operation does not perform as expected.

Foreign Currency Fluctuations

The Company’s royalty interests are subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position and results.  There can be no assurance that the steps taken by management to address foreign currency fluctuations will eliminate all adverse effects and, accordingly, the Company may suffer losses due to adverse foreign currency fluctuations.

Recoverability of Resources and Reserves

The figures provided in connection with reserves and resources in respect of the properties in which the Company has acquired royalty interests are estimates and no assurance can be given that full recovery of the anticipated tonnages and grades will be achieved or that any indicated level of recovery will be realized.  The ore actually recovered may differ from the estimated grades of the reserves and resources.  Future production could differ from reserve and resources estimates for, among others, the following reasons:

(a)

mineralization or formations could be different from those predicted by drilling, sampling and similar examinations;

(b)

increases in operating mining costs and processing costs could adversely affect whether the mineralization remains as a reserve or resource ;

(c)

the grade of the reserves or resources may vary significantly from time to time and there is no assurance that any particular level of mineralization will be recovered from the reserves or resources ;

(d)

declines in the market prices of metals may render the mining of some or all of the reserves uneconomic ;

(e)

unexpected penalties may be imposed by smelters or refiners; and

(f)

the metallurgy may turn out differently than that anticipated ..